TRANSGLOBE ENERGY CORPORATION ANNOUNCES
NORMAL COURSE ISSUER BID

TSX: "TGL" & NASDAQ: "TGA"

Calgary, Alberta, September 4, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announced today that the Toronto Stock Exchange (“TSX”) has accepted its Notice to Make a Normal Course Issuer Bid (the “Bid”) to purchase, from time to time, as it considers advisable, up to 6,116,905 of its 65,327,839 currently issued and outstanding common shares (being no greater than 10% of the public float, which is 61,169,048 common shares) on the open market through the facilities of the TSX. In accordance with the rules of the TSX governing normal course issuer bids, the total number of common shares the Company is permitted to purchase is subject to a daily purchase limit of 16,757 shares representing 25% of the average daily trading volume of TransGlobe shares on the TSX calculated for the six-month period ended August 31, 2009, provided, however, that the Company may make one block purchase per calendar week which exceeds the daily re-purchase restriction. The price that TransGlobe will pay for any common shares under the Bid will be the prevailing market price on the TSX at the time of such purchase. Common shares acquired under the Bid will be canceled.

The Bid will commence on September 7, 2009 and will terminate on September 6, 2010 or such earlier time as the Bid is completed or terminated at the option of TransGlobe.

TransGlobe believes that from time to time, the market price of the Company’s common shares may not reflect their underlying value and that, at such times, the purchase of common shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.

From August 1, 2008 to July 31, 2009, TransGlobe had a normal course issuer bid in place under which the Company purchased a total of 300,000 common shares at an average price of Cdn$3.87.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Web site: http://www.trans-globe.com
E-mail: investor.relations@trans-globe.com